Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist on the Masterworks acquisitions team.

Our latest offering is a painting by the influential American artist, Ed Ruscha. In 2021, Ruscha’s auction turnover totaled over $39 million, ranking him 59th among all artists.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 130 examples of Ruscha’s paintings, many of which are priced in excess of $5 million. Of these examples, this is the third we have selected to be offered on the Masterworks platform.

The offering is titled “xSxexaxfxoxoxdx xSxtxoxcxkx” and was completed by the artist in 1986. The painting is an example of Ruscha’s text-based works and belongs to the artist’s commercially desirable “City Lights” series. Works belonging to the series are held in many notable museum collections and have historically achieved high prices at auction.

As of September 2022, the top three auction records for “City Lights” paintings are led by “I Tried to Remember to Forget” (1986), which sold for $8.2 million at Sotheby’s, New York in May of 2019, “Liquids, Gases and Solids” (1989), which sold for $4.5 million at Christie’s, New York in November 2019, and finally, “Whiz Kids” (1987), which sold for $4.2 million at Christie’s, New York in May of 2015.

Between October 1988 to March 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 16.8%

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